SMALL WORLD KIDS, INC.
5711 Buckingham Parkway
Culver City, California 90230
Tel: (310) 645-9680

July 19, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Small World Kids, Inc. Registration Statement on Form S-1 (No. 333-135053) Request for Withdrawal
Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Small World Kids, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (No. 333-135053), together with all exhibits thereto (the “Registration Statement”), originally filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on June 15, 2006, as well as Amendment No. 1 to such Registration Statement as filed with the Commission on October 4, 2006.

The Registrant is seeking withdrawal of the Registration Statement because it is concurrently filing a Form 15 to suspend its duty under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file reports required by Section 13(a) of the Exchange Act. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registration Statement has not been declared effective, and no securities have been sold under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact the Registrant's legal counsel, Anna M. Graves, Esq., Pillsbury Winthrop Shaw Pittman LLP, 725 South Figueroa Street, Suite 2800, Los Angeles, California 90017-5406, Tel: (213) 488-7164, Fax: (213) 226-4017. Thank you.

Sincerely,

By:	/s/ Debra L. Fine
Debra L. Fine Chief Executive Officer